

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 3, 2009

Brian Lin, Chief Executive Officer
China Fire & Security Group, Inc.
B-2508 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> Re: China Fire & Security Group, Inc.
> Annual Report on Form 10-K for the fiscal year ended December 31, 2008
> Filed March 16, 2009
> File No. 1-33588

Dear Mr. Lin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Marketing Efforts, page 10

1. We note the disclosure that China Fire & Safety has entered into an agreement for OEM manufacturing of linear heat detectors for Honeywell. Advise what consideration China Fire & Safety has given to filing the agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Cautionary Statement Regarding Future Results, Forward-Looking Information and Certain Important Risk Factors, page 13

2.   We note the statements "The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties may also adversely impair our business operations." Since China Fire & Safety is required to disclose all risks that it believes are material at this time, please revise in future filings.

Liquidity and Capital Resources, page 30

3.   We note your discussion of the statement of cash flows and operating, investing and financing activities only covers the period from 2007 to 2008. Such discussion should cover the three-year period covered by the financial statements. Refer to Instruction 1 to Item 303(a) of Regulation S-K. Please ensure your future filings include a discussion of the requisite periods.

Item 9A. Controls and Procedures, page 36

4.   Please tell us why the material weaknesses you describe on page 37 are limited to only the project budgeting process and construction accounting process areas of the financial statements. It appears the nature of such material weaknesses, that is, the lack of the appropriate personnel, as well as the general nature of your remediation activities, could be so pervasive as to appear in other areas of the financial statements.

5.   Please revise future filings to disclose in detail the nature of the material weaknesses. That is, discuss how they emerged, quantify the impact it had on the preliminary financial statements, and how it was identified and resolved. We note the "material adjustments" mentioned on page 39 in the audit report. Provide this information in your response letter. Also, please tell us whether you assessed the possibility of errors in the prior quarterly filings.

6.   Please explain to us the status of the material weaknesses and their components disclosed here and in your Form 10-Q for the quarterly period ended June 30, 2009. Tell us whether or not the company has remediated the material weaknesses and, if not, when and how the company expects to do so.

7.   Please provide us a detailed analysis regarding how you concluded that disclosure controls and procedures were effective, given that your internal control over financial reporting was not effective as a result of material weaknesses.

8.   Your management report on pages 36-37 does not include a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on your internal control over financial reporting. Please include such statement in future filings. Refer to Item 308(a)(4) of Regulation S-K.

9.   Please advise your auditors in future filings that your management report contains information in addition to the elements described in Item 308(a) of Regulation S-K that are subject to the auditor's evaluation and for which the auditor should disclaim an opinion thereon. Refer to paragraph C13 of AS 5 issued by the PCAOB.

Executive Officers and Directors, page 39

10.   Describe briefly in future filings the business experience of Mr. Brian Lin during the past five years as required by Item 401(e)(1) of Regulation S-K. We note that dates are omitted for his business experience before joining China Fire & Safety in January 2006.

Compensation Discussion and Analysis, page 43

11.   Your overall disclosure lacks sufficient qualitative or quantitative discussion of the analyses underlying the decisions for making compensation payments. Revise in future filings to explain and place in context why you chose to pay each component of compensation and why the determination for one component may or may not have influenced decisions for other allocated or contemplated payments.

12.   Disclosure indicates that China Fire & Safety seeks to offer a compensation package that is competitive with the compensation practices of the peer companies with which it competes for talent. Clarify whether China Fire & Safety engages in benchmarking of total compensation or any material element of compensation. If China Fire & Safety does engage in benchmarking, identify the benchmarking and its components, including component companies, in future filings. Explain in future filings where actual payments fall within targeted parameters. If actual payments were outside a targeted range, please explain why in future filings. See Item 402(b)(2)(xiv) of Regulation S-K.

13.   Disclosure indicates that China Fire & Safety ties a significant portion of compensation to the achievement of financial and other company goals and the executive's contribution to the accomplishment of those goals. Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate performance taken into account in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect those performance items. Please revise in future filings to provide appropriate qualitative and quantitative

disclosures about the financial and other company goals and the contribution of each executive to the achievement of those goals.

14.   Disclosure indicates that recommendations for annual increases in compensation to named executive officers are to be presented to the compensation committee and are subject to its approval. Clarify in future filings who makes recommendations for annual increases in compensation to named executive officers. If applicable, describe the role of executive officers in determining executive compensation.

Compensation Committee Report, page 45

15.   Item 407(e)(5)(ii) of Regulation S-K specifies that the name of each member of the compensation committee must appear below the disclosure required by Item 407(e)(5)(i) of Regulation S-K. Please revise in future filings.

Signatures, page 48

16.   China Fire & Safety's principal financial officer also must sign the Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the Form 10-K. See General Instruction D(2) of Form 10-K, and revise in future filings.

Note 15 – Restructuring of subsidiaries, page F-30

17.   Please tell us and disclose in future filings the cost to restructure Beijing Zhong Xiao and whether you have outstanding obligations related to such restructuring as of the periods presented. Additionally, please provide the disclosures required by paragraph 20 of SFAS 146 in future filings.

Exhibits

18.   Disclosure on page 16 states that China Fire & Safety has an employment agreement with each of its executive officers. Item 601(b)(10)(iii)(A) of Regulation S-K requires the filing of the employment agreements. Additionally, the employment agreements are required to be filed with the Form 10-K even if previously filed with another document, provided, however, that previously filed documents may be incorporated by reference to satisfy the filing requirements. See instruction 2 to the exhibit table for Item 601 of Regulation S-K. Please advise, and, if applicable, file the employment agreements by amendment to the Form 10-K.

Exhibit 21

19.   List in future filings the state or other jurisdiction of incorporation or organization of each subsidiary as required by Item 601(b)(21) of Regulation S-K.

Exhibits 31.1 and 31.2

20.   Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that:
- Paragraph (1) of the certifications adds the phrase "for the fiscal year ended December 31, 2008."
- Paragraph 4(d) omits the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)."
- Paragraph 5 and subparagraphs (a) and (b) of paragraph 5 includes the words "small business issuer's" rather than the word "registrant's."

        Please revise in future filings.

Exhibit 31.2

21.   We note that the certifying individual included his title in the introductory sentence of the certification required by Item 601(b)(31) of Regulation S-K. Confirm that the individual certified the report in his individual capacity, and remove in future filings the title from the introductory sentence of the certification required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the period ended March 31, 2009

Exhibits 31.1 and 31.2

22.   We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K. Confirm that the individuals certified the report in their individual capacity, and remove in future filings the titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the period ended June 30, 2009

Note 1 – Background, page 7

23.   We note the incorporation of Shenyang Hongshida in the second quarter 2009. You present "net income attributable to controlling interest" before other comprehensive

income (loss) in your statement of income and other comprehensive income on page 4. Please tell us why there is no line item for the income/loss attributable to your noncontrolling interest, and why there is no "net income" line item. Refer to paragraphs 29 and 30 of SFAS 160, as well as Schedule 3 to Appendix A. Also, the first line of the statement of cash flows on page 6 is "net income attributable to controlling interest."The reconciliation of operating cash should start with net income, pursuant to paragraphs 28-30 of SFAS 95. Please conform your statement of cash flows in future filings accordingly.

Item 4. Controls and Procedures, page 42

24.   We note the remediation activities performed during the second quarter 2009 as described on page 43 related to your previously identified material weaknesses. You state that "Except as described above, there were no changes in our internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please revise this disclosure in future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Brigitte P. Lippmann, Senior Attorney at (202) 551-3713 with any other questions.

Sincerely,

Terence O'Brien
Branch Chief